

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2018

Jerry Jones
General Counsel
Acxiom Corporation
301 E. Dave Ward Drive
Conway, AR 72032

      Re: Acxiom Corporation
          Preliminary Proxy Statement of Schedule 14A
          Filed August 3, 2018
          File No. 000-13163

Dear Mr. Jones:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

PREM14A

General

1.   We note that you provided the summary selected financial data for the AMS Business. Please also provide audited or unaudited financial statements of the AMS Business for the same periods. For guidance, please refer to Section H.6. of our July 2001 Interim Supplement to Publicly Available Telephone Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services